# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: AMG BBH Asset-Backed Credit Fund, LLC, CIK 0002097545
CUSIP: 03116N203, 03116N302, 03116N104
Title of class of securities: Class I, Class M, and Class S Units of Beneficial Interest
Address of issuer's principal executive offices: 680 Washington Boulevard, Suite 500, Stamford, Connecticut (CT), 06901
Date of event which requires filing of this statement: 07/07/2026
Filed by CIK 0002073844
Persons authorized to receive notices and communications: Kavita Padiyar, AMG New York Holdings Corp., 600 Hale Street, Prides Crossing, Massachusetts (MA), 01965, 617-747-3300

## Reporting persons
- AMG New York Holdings Corp. (CIK 0002073844): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 1,398,881.89; shared voting power 0; sole dispositive power 1,398,881.89; shared dispositive power 0; aggregate amount beneficially owned 1,398,881.89 (59.1% of the class)
  Comment: Comment: Cover pages are limited to one class of security. The cover page of this Schedule 13D filing relates to the Class S Units of Beneficial Interest outstanding as of the date of this filing. This Schedule 13D relates to the following classes of securities of AMG BBH Asset-Backed Credit Fund, LLC a Delaware limited liability company registered under the Investment Company Act of 1940, as amended, as a closed-end, non-diversified, management investment company (the "Issuer"): Class I Units of Beneficial Interest (the "Class I Units") with CUSIP 03116N203, Class M Units of Beneficial Interest (the "Class M Units") with CUSIP 03116N302, and Class S Units of Beneficial Interest (the "Class S Units") with CUSIP 03116N104. As of the date hereof, AMG New York Holdings Corp. directly owns 10,000 Class I Units representing 100% of the Class I Units outstanding; 10,000 Class M Units representing 100% of the Class M Units outstanding; and 1,398,881.892 Class S Units representing 59.06% of the Class S Units outstanding. This comment shall serve as full disclosure of the beneficial ownership of the securities of the Issuer. See item 5.

## Item 1. Security and Issuer
Title of class of securities: Class I, Class M, and Class S Units of Beneficial Interest
Name of issuer: AMG BBH Asset-Backed Credit Fund, LLC
Address of issuer's principal executive offices: 680 Washington Boulevard, Suite 500, Stamford, Connecticut (CT), 06901
Comment: This Statement on Schedule 13D relates to units of beneficial interest of AMG BBH Asset-Backed Credit Fund, LLC, a Delaware limited liability company registered under the Investment Company Act of 1940, as amended, as a closed-end, non-diversified, management investment company (the "Issuer"), designated as the Class I Units of Beneficial Interest (the "Class I Units"), Class M Units of Beneficial Interest (the "Class M Units") and Class S Units of Beneficial Interest (the "Class S Units" and collectively, the "Units") of the Issuer.

## Item 2. Identity and Background
Name of person filing: This statement is filed on behalf of AMG New York Holdings Corp., a Delaware corporation ("Reporting Person") with a principal business address of 600 Hale Street, Prides Crossing, MA 01965. The Reporting Person is a subsidiary of Affiliated Managers Group, Inc. ("Parent"), a public company governed by a board consisting of three or more directors.
Residence or business address: See Item 2(a) above.
Present principal occupation or employment: The principal business of the Reporting Person is acting as a holding company for certain investments of Parent.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See row 6 of the cover page of this Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Items 4, 5 and 6 hereof is hereby incorporated by reference into this Item 3.

On March 4, 2026, the Issuer issued 10,000 Class S Units to the Reporting Person for an aggregate purchase price of $100,000, or $10.00 per Class S Unit.

On May 20, 2026, the Issuer issued 982,000 Class S Units to the Reporting Person for an aggregate purchase price of $9,820,000, or $10.00 per Class S Unit.

On May 20, 2026, the Issuer issued 10,000 Class I Units to the Reporting Person for an aggregate purchase price of $100,000, or $10.00 per Class I Unit.

On May 20, 2026, the Issuer issued 10,000 Class M Units to the Reporting Person for an aggregate purchase price of $100,000, or $10.00 per Class M Unit.

On June 23, 2026, the Issuer issued 224,097.9577 Class S Units to the Reporting Person for an aggregate purchase price of $2,240,000, or $9.9956288 per Class S Unit.

The Issuer's Registration Statement on Form N-2 (File No. 333-291973) was declared effective by the Securities and Exchange Commission on July 1, 2026.

On July 7, 2026, the Issuer issued 182,783.934 Class S Units to the Reporting Person for an aggregate purchase price of $1,825,224.80, or $9.985696 per Class S Unit.

The Class S, I and M Units were purchased using working capital of the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items 3, 5 and 6 of this Schedule 13D is incorporated herein by reference.

All of the Units were acquired for investment purposes. Depending on market conditions and other factors (including evaluation of the Issuer's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Person may from time to time acquire additional securities of the Issuer or dispose of all or a portion of its investment in the Issuer.

When permitted by applicable law, the Reporting Person may dispose of some or all of its Units, from time to time, by tendering such Units for repurchase by the Issuer pursuant to the Issuer's quarterly repurchase offers, depending on price, market liquidity, developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors deemed relevant. The Reporting Person intends to review its investment in the Issuer on an ongoing basis and, in the course of its review, may take actions (including through its affiliates) with respect to its investment or the Issuer, including communicating with the board of directors of the Issuer (the "Board"), members of management or other security-holders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available.

The Reporting Person is an affiliate of the Issuer and the Issuer's investment adviser, Brown Brothers Harriman Credit Partners, LLC. This Schedule 13D filing is occasioned solely by the Reporting Person's beneficial ownership of more than 5% of the presently outstanding Class I, M and S Units of the Issuer as a result of the investments described in Item 3 and the Reporting Person's ownership as a percentage of the outstanding Class I, M and S Units may be deemed to have the resulting effect of changing or influencing the control of the Issuer, notwithstanding that the Class I, M and S Units of the Issuer beneficially owned by the Reporting Person were acquired in the ordinary course of its business and were not acquired for the purpose of changing or influencing the control of the Issuer.

Certain of the Issuer's officers and directors other than the Issuer's independent directors, are employees of the Reporting Person or its affiliates. In such capacities, these individuals, together with the Reporting Person may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described herein, the Reporting Person has no present plans, proposals or intentions which would result in or relate to any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Person may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board or other third parties regarding such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in Items 3 and 6 hereof is hereby incorporated by reference into this Item 5.

As of the date hereof, the Reporting Person directly owns 10,000 Class I Units representing 100% of the Class I Units outstanding; 10,000 Class M Units representing 100% of the Class M Units outstanding; and 1,398,881.892 Class S Units representing 59.06% of the Class S Units outstanding. Calculation of the percentage of Class S Units beneficially owned is based on 2,368,392.405 Class S Units outstanding as of the date hereof, as disclosed by the Issuer to the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: See 5(a) above.
Transactions in the class effected during the past sixty days: Information set forth under Item 3 of this Schedule 13D is incorporated by reference herein. Except as set forth in this Schedule 13D, the Reporting Person has not effected any transaction in the Class I, M or S Units in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Person, no one other than the Reporting Person, or the partners, members, affiliates or shareholders of the Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Units reported herein as beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.

Except for the matters described herein, the Reporting Person has no contract, arrangement, understanding or relationship (legal or otherwise) between the Reporting Person and any other person with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- AMG New York Holdings Corp.: /s/ Kavita Padiyar, Kavita Padiyar, President and Secretary (07/14/2026)